U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-35303

CUSIP Number: 205862402

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Comverse Technology, Inc.

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

810 Seventh Avenue, New York, NY 10019

City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Comverse Technology, Inc. (the “Company”; “we” or “our”) has determined that it is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended October 31, 2012 (the “Form 10-Q”) by its prescribed due date, December 10, 2012, as a result of the inability of Comverse, Inc., formerly our wholly-owned subsidiary (“Comverse”), to provide us with the necessary financial information in a timely manner. For periods prior to the distribution of all of the outstanding shares of Comverse common stock to our shareholders on October 31, 2012 (the “Share Distribution”), the financial results of Comverse are included in our consolidated financial statements. The Company depends upon Comverse, now an independent, publicly-held company, to provide us with necessary financial information to complete our Form 10-Q in a timely manner. Comverse has not provided us with the necessary financial information in a timely manner, and consequently, we have been unable to file the Form 10-Q when due.

CAUTIONS ABOUT FORWARD-LOOKING STATEMENTS: Certain statements appearing in this report constitute “forward-looking statements.” Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this report. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. The forward-looking statements in this report are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside of our control, and could cause results to materially differ from expectations. Other key risks are described in the Company’s reports filed with the SEC, including the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Joel Legon, Senior Vice President and Interim Chief Financial Officer 212.739.1151
(Name and Title)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Share Distribution, we no longer present the reportable segments of Comverse, and Comverse’s operations previously included in “All other” have been removed therefrom as Comverse’s results of operations are included in discontinued operations for the three and nine months ended October 31, 2012 and 2011. In addition, on August 1, 2012, the Company entered into a share purchase agreement with respect to, and subsequently completed, a sale of its wholly-owned subsidiary Starhome, and accordingly Starhome’s results of operations, which previously were included in “All Other,” are included in discontinued operations for the three and nine months ended October 31, 2012 and 2011.

Comverse Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 11, 2012	By:	/s/ Charles J. Burdick
		Name:	Charles J. Burdick
		Title:	Chief Executive Officer

Date:	December 11, 2012	By:	/s/ Joel E. Legon
		Name:	Joel E. Legon
		Title:	Senior Vice President, Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)